EXHIBIT 99.1

NXT to Present at the LD Micro Invitational XI Virtual Event

CALGARY, Alberta, June 03, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that it will be presenting at the LD Micro Invitational XI Virtual Event on Tuesday, June 8, 2021 at 1:00 pm PDT / 4:00 pm EDT. George Liszicasz (CEO) and Eugene Woychyshyn (CFO) will be presenting to a virtual audience. NXT’s presentation will be available the morning of June 8th at www.nxtenergy.com.

To view the free on-line presentation, please register at: https://ldmicrojune2021.mysequire.com/

The Invitational Event will take place from June 8 to 10, 2021.

LD Micro Invitational XI Virtual Event
Presentation Date: Tuesday, June 8, 2021
Presentation Time: 1:00 pm Pacific Time/4:00 pm Eastern Time

View NXT’s profile here at: http://www.ldmicro.com/profile/NSFDF

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com